11021580

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 8 2011
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE CO.
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mission Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle Street, 3rd Floor
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan (312) 431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Dr., 3rd Floor	Bannockburn	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Josef Guzowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mission Capital LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAR 7 2011

Signature

Managing Member

Title

OFFICIAL SEAL
NORMAN BERNARD MASLOW
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/09/14

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLD MISSION CAPITAL LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

FGMK, LLC
One Source
Infinite Solutions™
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Old Mission Capital LLC

We have audited the accompanying statement of financial condition of Old Mission Capital LLC as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mission Capital LLC as of December 31, 2010, and the results of its operations and its cash flows for the period in conformity with accounting principles generally accepted in the United States.

FGMK, LLC

Bannockburn, Illinois
February 5, 2011

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

OLD MISSION CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 110,012
Dividend receivable	41,212
Rebate receivable	54,850
Due from clearing broker	13,663,724
Securities owned, at market	
Options	250
Equities	62,782,480
Other assets	10,000
	$ 76,662,528

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market	
Equities	$ 59,540,983
Futures	5,166
Accounts payable and accrued expenses	420,812
	59,966,961
MEMBERS' EQUITY	16,695,567
	$ 76,662,528

The accompanying notes are an integral part of this statement.

OLD MISSION CAPITAL LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

REVENUE	
Trading gains, net	$ 7,201,812
Interest and dividend income	7,463,148
	14,664,960
EXPENSES	
Interest and dividends expense	7,920,004
Salaries and related costs	690,538
General and administrative expenses	650,687
Trading expenses	559,014
Exchange fees and dues	324,151
	10,144,394
NET INCOME	$ 4,520,566

The accompanying notes are an integral part of this statement.

OLD MISSION CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

MEMBERS' EQUITY - BEGINNING OF YEAR	$ 16,290,235
CONTRIBUTIONS FROM MEMBERS	100,000
DISTRIBUTIONS TO MEMBERS	(4,215,234)
NET INCOME	4,520,566
MEMBERS' EQUITY - END OF YEAR	$ 16,695,567

The accompanying notes are an integral part of this statement.

OLD MISSION CAPITAL LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,520,566
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables	(96,062)
Due to (from) clearing brokers	(20,866,224)
Securities owned, at market	(19,213,040)
Securities sold, not yet purchased, at market	39,987,918
Accounts payable and accrued expenses	(135,652)
Net Cash Provided By Operating Activities	4,197,506
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	100,000
Distributions to members	(4,215,234)
Net Cash Used In Financing Activities	(4,115,234)
NET CHANGE IN CASH	82,272
CASH - BEGINNING OF YEAR	27,740
CASH - END OF YEAR	$ 110,012
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for interest and dividends during the year	$ 7,920,000

The accompanying notes are an integral part of this statement.

OLD MISSION CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Old Mission Capital LLC, an Illinois limited liability company (the "Company"), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the Chicago Stock Exchange, with its office of operations located in Chicago, Illinois.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Due To/From Clearing Broker. Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed on margin.

Deposits. The Company is required to maintain a $10,000 "good-faith" escrow deposit required by its outside clearing broker.

Revenue Recognition. The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

Income Taxes. The Company is taxed as a partnership and generally does not pay Federal or state income taxes on its taxable income. Instead, the members are liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

The Company's federal income tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. In addition, the Company's state tax returns are subject to examination by state tax authorities for similar time periods. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, the amounts reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures*. The fair value measurement for these assets and related liabilities are all level 1 inputs, thus are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 3 – FINANCIAL INSTRUMENTS

Derivatives. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

(Continued)

OLD MISSION CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

NOTE 3 – FINANCIAL INSTRUMENTS (Continued)

Derivatives (Concluded). Derivatives used for economic hedging purposes are mainly futures. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of firm trading revenues. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all the financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments. See Note 4 and Note 5 for other disclosures related to derivatives.

Fair values of forwards, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Principal Transactions. The Company's principal transactions by reporting categories, including derivatives, for the year ended December 31, 2010, are the following:

Equity	$ 6,173,409
Foreign exchange and other derivative financial instruments	1,028,403
	$ 7,201,812

Volume of Derivative Activities. At December 31, 2010, the volume of the Company's derivative activities based on their notional amounts[a] and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure		Short Exposure	
Primary Underlying Risk	Notional Amounts	Number of Contracts	Notional Amounts	Number of Contracts
Equity price				
Future contracts	$ -	-	$(5,166)	223
Options[b]	250	280	-	-
	$ 250	280	$(5,166)	223

[a] Notional amounts are presented net of identical offsetting derivative contracts.

[b] Notional amounts for options are based on the number of contracts times the fair value of the underlying instruments as-if exercised at December 31, 2010.

OLD MISSION CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

NOTE 3 – FINANCIAL INSTRUMENTS (Concluded)

Statement of Financial Condition Tabular Disclosures

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2010. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables and payables with its counterparties.

Primary Underlying Risk	Derivative Assets	Derivative Liabilities
Equity price		
Futures contract	$ -	$ 5,166
Options	250	-
	250	5,166
Gross derivative assets and liabilities	250	5,166
Less: Master netting arrangements	-	-
Less: Cash collateral applied	-	-
Net derivative assets and liabilities	$ 250	$ 5,166

Statement of Operations Tabular Disclosures

The following table identifies the net gain and loss amounts included in the statement of income as net gain (loss) from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2010.

Primary Underlying Risk	Amount of Gain (Loss)
Equity price	
Total return swaps	$ -
Futures contracts	625,810
Options	353,315
Warrants	-
Net gain from derivative contracts	$ 979,125

Short Sales. The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

OLD MISSION CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

NOTE 4 – SUMMARY OF OFF-BALANCE SHEET RISKS

Financial Instruments. The Company enters into various transactions involving derivatives and other off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Financial Futures Contracts. The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin", are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

Options. The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Option written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from the counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparties to its option transactions in evaluating potential credit risk.

Warrants. The Company may receive warrants from its portfolio companies upon an investment in the debt or equity of a company. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price.

The value of a warrant has two components-time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

(Continued)

OLD MISSION CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

NOTE 4 – SUMMARY OF OFF-BALANCE SHEET RISKS (Concluded)

Credit-risk-related Contingent Features. The Company's derivative contracts are subject to International Swaps and Derivatives Association ("ISDA") Master agreements which contain certain covenants and other provisions that may require the Company to post collateral on derivatives if the Company is in a net liability position with its counterparties exceeding certain amounts. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on December 31, 2010, is $481,212 for which the Company has posted collateral of $1,000,000 in the normal course of business. If the credit-risk-related contingent features underlying these agreements were triggered on December 31, 2010, the Company would not be required to post additional collateral to its counterparties. Additionally, counterparties may immediately terminate these agreements and the related derivative contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages or amounts. As of December 31, 2010, the termination value of these derivative contracts were equal to their fair values. See Note 3 and Note 5 for other disclosures related to derivatives.

Margin. The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Concentrations of Credit Risk. The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

NOTE 5 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts. Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include certain written options and credit default swaps. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

(Continued)

NOTE 5 – GUARANTEES (Concluded)

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. See Note 3 and Note 4 for other disclosures related to derivatives.

Indemnifications. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees. The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make material payments under these agreements is remote.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $376,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2010, the Company had net capital of $8,487,407, which was $8,111,407 in excess of its required net capital of $376,000

Subsequent to year end, management made capital distributions of $2,041,917. No other capital distributions are anticipated to be made during the six months after December 31, 2010.

NOTE 7 – SUBSEQUENT EVENTS

The Company's management has evaluated all known subsequent events from December 31, 2010 through February 5, 2011, the date the accompanying financial statements were available to be issued, and is not aware of any material subsequent events occurring during the period.

SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FGMK, LLC
One Source
Infinite Solutions™
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Old Mission Capital LLC

We have audited the accompanying financial statements of Old Mission Capital LLC as of and for the year December 31, 2010, and have issued our report thereon dated February 5, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
February 5, 2011

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

OLD MISSION CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

NET CAPITAL	
Members' equity, December 31, 2010	$ 16,695,567
Deduct	
Members' equity not allowed for net capital	-
Total Members' equity qualified for net capital	16,695,567
Add	
Allowable subordinated liabilities	-
Other deductions or credits	-
Total capital and allowable subordinated liabilities	16,695,567
Deductions and / or charges	
Total non-allowable assets	(64,850)
Secured demand note deficiency	-
Cap charges for spot & commodity futures	(1,563,455)
Other deductions and / or charges	-
Other additions and / or allowable credits	-
Net capital before haircuts	15,067,262
Haircuts on securities	
Contractual commitments	-
Subordinated debt	-
Trading and investment securities	
Exempted securities	-
Debt securities	-
Options	-
Other securities	(4,447,626)
Undue concentration	(2,132,229)
Other	-
NET CAPITAL UNDER RULE 15c3-1, DECEMBER 31, 2010	$ 8,487,407

See Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital under Rule 15c3-1, December 31, 2010	$ 8,487,407
A. Minimum net capital required based on aggregate indebtedness	$ 27,276
B. Minimum dollar requirement	$ 376,000
Net capital requirement (greater of A. or B.)	$ 376,000
Excess basic net capital requirement, December 31, 2010	$ 8,111,407

No material differences were noted between the above computation and the computation made by Old Mission Capital LLC of net capital under Rule 15c3-1. Therefore, no reconciliation is necessary pursuant to Rule 17a-5(d)(4).

OLD MISSION CAPITAL LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010